SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: July 20, 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release

July 20, 2012

Ivanhoe Mines successfully completes rights offering

Early results indicate approximately 100% of available common shares subscribed, generating US$1.8 billion in gross proceeds

VANCOUVER, CANADA – Ivanhoe Mines today announced the completion of its rights offering, which expired on July 19, 2012, as scheduled. Based on preliminary results that are subject to confirmation of amounts that will be received from brokers using guaranteed delivery procedures, Ivanhoe estimates it will receive gross proceeds of approximately US$1.8 billion from the rights offering. The proceeds will be used to advance the construction and development of the Oyu Tolgoi Project.

Based on the preliminary results, Ivanhoe expects to issue a total of approximately 260 million new common shares through the rights offering, which would represent approximately 100% of the maximum number of common shares available under the rights offering.

Rio Tinto exercised all of its respective rights issued to it in the rights offering.

Dr. David Klingner, Chairman of Ivanhoe Mines, said, “The Ivanhoe Mines Board of Directors extends its sincere appreciation to all shareholders who participated in, and contributed to, the success of the rights offering.”

Ivanhoe expects that the rights offering will close on July 26, 2012, to accommodate those who exercised rights using guaranteed delivery procedures. Ivanhoe intends to mail new common shares acquired through the rights offering to registered subscribers on or promptly after the scheduled closing of the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

For further information, please contact:

Investors	Media

Jason Combes Phone: +1 604.648.3920 Email: jasonco@ivancorp.net	Tony Shaffer Phone: +1 604.648.3934 Email: tonysh@ivancorp.net

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to whether or not the above contemplated rights offering will be successfully completed in the future, statements regarding the gross proceeds expected to be raised thereby and the number and percentage of shares expected to be issued thereunder, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the final prospectus or in the company’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling 1-604-688-5755.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: July 20, 2012	By:	/s/ Neville Henwood
Neville Henwood
SVP, Legal and Corporate Secretary